UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

TRANSACT TECHNOLOGIES INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

892918103

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

CUSIP No. 892918103
1. Names of Reporting Persons. Grand Slam Capital Master Fund, Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 444,835
7. Sole Dispositive Power 0
8. Shared Dispositive Power 444,835
9. Aggregate Amount Beneficially Owned by Each Reporting Person 444,835
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 6.04%
12. Type of Reporting Person (See Instructions) OO

CUSIP No. 892918103
1. Names of Reporting Persons. Grand Slam Asset Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 535,135
7. Sole Dispositive Power 0
8. Shared Dispositive Power 535,135
9. Aggregate Amount Beneficially Owned by Each Reporting Person 535,135
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 7.27%
12. Type of Reporting Person (See Instructions) IA

CUSIP No. 001930205
1. Names of Reporting Persons. Mitchell Sacks
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization United Stated of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 535,135
7. Sole Dispositive Power 0
8. Shared Dispositive Power 535,135
9. Aggregate Amount Beneficially Owned by Each Reporting Person 535,135
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 7.27%
12. Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

Transact Technologies Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

One Hamden Center, 2319 Whitney Avenue

Suite 3B

Hamden, CT 06518

Item 2.

(a)	Name of Person Filing

This Schedule 13G/A (the “Schedule”) is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Grand Slam Capital Master Fund, Ltd., Grand Slam Asset Management, LLC and Mitchell Sacks (the “Reporting Persons”). See Item 4 below.

(b)	Address of Principal Business Office or, if none, Residence

2160 North Central Road, Suite 306

Fort Lee, NJ 07024

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

82918103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Grand Slam Capital Master Fund, Ltd. is the record and direct beneficial owner of 444,835 shares of Common Stock. Grand Slam Asset Management, LLC serves as the investment manager (the “Investment Manager”), and may be deemed to beneficially own securities owned by Grand Slam Capital Master Fund, Ltd. Mitchell Sacks is the managing member of the Investment Manager.

Mitchell Sacks beneficially owns 535,135 shares of Common Stock, including the shares of Common Stock held by Grand Slam Capital Master Fund, Ltd., as well as shares of Common Stock held in separate accounts.

(b)	Percent of class:

The response of each of the Reporting Persons to Items 5 through 12 of each of their respective Cover Sheets which relate to the beneficial and percentage ownership of the Common Stock of the Issuer is incorporated herein by reference to the appropriate Cover Sheets above. The percentage ownership of the Reporting Persons is based on the 7,365,813 outstanding shares of Common Stock of the Issuer as of November 9, 2017, as disclosed on the Issuer’s 10-Q filed with the SEC on October 31, 2017.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following □.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018	Grand Slam Capital Master Fund, Ltd

	By:	/s/ Mitchell Sacks
	Name:	Mitchell Sacks
	Title:	Director

Grand Slam Asset Management, LLC

	By:	/s/ Mitchell Sacks
	Name:	Mitchell Sacks
	Title:	Member

Mitchell Sacks

	By:	/s/ Mitchell Sacks
	Name:	Mitchell Sacks